Filed Pursuant to Rule 424(b)(3) and Rule 424(c)
Registration No. 333-216533

Prospectus Supplement No. 9
(To Prospectus filed on April 28, 2017, as supplemented
by Prospectus Supplement No. 1 dated May 22, 2017, Prospectus Supplement No. 2 dated May 22, 2017, Prospectus Supplement No. 3 dated June 2, 2017, Prospectus Supplement No. 4 dated June 14, 2017, Prospectus Supplement No. 5 dated June 26, 2017, Prospectus Supplement No. 6 dated June 30, 2017, Prospectus Supplement No. 7 dated August 3, 2017, and Prospectus Supplement No. 8 dated

August 14, 2017)

ENUMERAL BIOMEDICAL HOLDINGS, INC.

This Prospectus Supplement No. 9 supplements the information contained in the Prospectus, dated as of April 28, 2017, as supplemented by Prospectus Supplement No. 1 dated May 22, 2017, Prospectus Supplement No. 2 dated May 22, 2017, Prospectus Supplement No. 3 dated June 2, 2017, Prospectus Supplement No. 4 dated June 14, 2017, Prospectus Supplement No. 5 dated June 26, 2017, Prospectus Supplement No. 6 dated June 30, 2017, Prospectus Supplement No. 7 dated August 3, 2017, and Prospectus Supplement No. 8 dated August 14, 2017, relating to the resale of up to 133,674,598 shares of our common stock by selling stockholders.

This Prospectus Supplement No. 9 is being filed to include the information set forth in our Current Report on Form 8-K, which was filed with the Securities and Exchange Commission on August 25, 2017.

You should read this Prospectus Supplement No. 9 in conjunction with the Prospectus. This Prospectus Supplement No. 9 is qualified by reference to the Prospectus, except to the extent that the information contained in this Prospectus Supplement No. 9 supersedes the information contained in the Prospectus. This Prospectus Supplement No. 9 is not complete without, and may not be utilized except in connection with, the Prospectus.

You should consider carefully the risks that we have described in “Risk Factors” beginning on page 7 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is August 25, 2017

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 23, 2017

Enumeral Biomedical Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	000-55415	99-0376434
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

200 CambridgePark Drive, Suite 2000 Cambridge, Massachusetts (Address of Principal Executive Offices)	02140 (Zip Code)

(617) 945-9146

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐       Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐       Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐       Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐       Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). Emerging growth company    ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.    ☐

Item 1.02	Termination of a Material Definitive Agreement.

M.I.T. License Agreement

On August 23, 2017, Enumeral Biomedical Holdings, Inc. (the “Company”) received written notification from the Massachusetts Institute of Technology (“M.I.T.”), pursuant to which M.I.T. terminated, effective immediately, that certain Exclusive Patent License Agreement, dated as of April 15, 2011, between M.I.T. and Enumeral Biomedical Corp., a wholly-owned subsidiary of the Company (as amended, the “License Agreement”). Pursuant to the License Agreement, the Company had exclusively licensed its proprietary microwell array platform technology, which enabled the Company’s research and development team to detect secreted molecules (such as antibodies and cytokines) and cell surface markers at the level of single live cells, and also enabled recovery of single live cells of interest.

M.I.T terminated the License Agreement pursuant to section 12.2 thereof, noting that the Company had ceased to carry on business related to the License Agreement. As the Company previously announced in June 2017, the Company has reduced headcount, eliminated its research and development function, and sold all of the equipment related to its research and development activities. The Company is currently in the process of winding down its operations, disposing of its remaining assets, and resolving its outstanding debts.

Pursuant to the terms thereof, certain provisions survive the termination of the License Agreement. M.I.T.’s termination letter noted that the termination does not release the Company from any obligations accrued prior to the date of termination.

Facility Lease

On August 23, 2017, the Company received a letter (the “Termination Letter”) on behalf of PPF OFF 200 Cambridge Park Drive, LLC (the “Landlord”) terminating that certain Indenture of Lease (the “Lease”), dated as of November 7, 2014, between King 200 CPD LLC (the predecessor entity as landlord) and the Company. The Termination Letter stated that the Landlord has terminated the Lease effective immediately, pursuant to Section 20.2 thereof.

Under the terms of the Lease, the Company leased 16,825 square feet of laboratory and office space at 200 CambridgePark Drive in Cambridge, Massachusetts, which is the Company’s only facility. The term of the Lease is for five years, with initial base rent of $42.50 per square foot, or approximately $715,062 on an annual basis. The base rent increases incrementally over the term of the Lease, reaching approximately $804,739 on an annual basis in the fifth year of the term. In addition, the Lease provides that the Company is obligated to pay a proportionate share of the operating expenses and applicable taxes associated with the premises, as calculated pursuant to the terms of the Lease. The Lease also required that the Company post a security deposit in the amount of $529,699, either in the form of cash or an irrevocable letter of credit.

The Termination Letter noted that the Company had failed to pay certain items of rent and other charges due on August 1, 2017, and that such failure had continued through the applicable cure period following initial notice delivered to the Company, which constitutes an Event of Default (as defined in the Lease). The Termination Letter stated that the Company is directed to immediately quit, surrender and deliver up the premises that are the subject of the Lease. The Termination Letter also noted that the Landlord reserves the right to avail itself of all rights and remedies under the Lease, at law and/or in equity.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ENUMERAL BIOMEDICAL HOLDINGS, INC.

Dated: August 25, 2017	By:	/s/ Kevin G. Sarney
Name: Kevin G. Sarney
Title: Interim Chief Executive Officer and President, Vice President of Finance, Chief Accounting Officer and Treasurer